ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 31, 2023	Jessica L. Reece T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Datum One Series Trust (the “Registrant”)

           File Nos. 333-237048 and 811-23556

Dear Ms. Lithotomos:

This letter provides the Registrant’s responses to a comment from the staff of the Securities and Exchange Commission (the “Staff”) that you provided by email on January 27, 2023 regarding Post-Effective Amendment No. 6 to the registration statement on Form N-1A of the Registrant (the “Registration Statement”) with respect to Polar Capital Emerging Market Ex-China Stars Fund (the “Fund”), a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 11, 2022 to register for public offer and sale the shares of the Fund.

The Staff also provided comments by telephone on January 5, 2023, which the Registrant responded to in a correspondence filing dated January 25, 2023. This letter reflects only the Registrant’s response the follow-up comment. For convenience of reference, the Staff comment has been summarized before the Registrant’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment: Please add disclosure explaining how the Fund complies with Rule 35d-1 under the Investment Company Act of 1940 with respect to the term “Stars” in its name. The word “Stars” appears to modify the type of investments, and not a strategy.

Response: The Registrant confirms that the term “Stars,” as used in the Fund’s name, refers to the primary six facets of the portfolio management team’s bottom-up investment process, which, when included together in an illustration, create the shape of a star. Each of these pieces of the portfolio manager’s investment process are described in detail in the section titled ADDITIONAL INFORMATION ABOUT THE FUND—Investment Process for the Fund. The Registrant therefore believes that Rule 35d-1 does not warrant additional disclosure because the term “Stars,” as used in the Fund’s name, suggests a strategy, not a type of investment, and therefore, Rule 35d-1 would not apply to the use of “Stars” in the Fund’s name.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.
cc:	John M. Loder, Esq.

Barbara Nelligan

2